Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Diant Pharma Inc.
130 Utopia Road, Unit 12
Manchester, CT 06042
www.diantpharma.com

Up to $1,234,998.32 in Series Seed-2 Preferred Stock at $1.88
Minimum Target Amount: $19,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Diant Pharma Inc.
Address: 130 Utopia Road, Unit 12, Manchester, CT 06042
State of Incorporation: DE
Date Incorporated: July 02, 2019

Terms:

Equity

Offering Minimum: $19,999.44 | 10,638 shares of Series Seed-2 Preferred Stock
Offering Maximum: $1,234,998.32 | 656,914 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $1.88
Minimum Investment Amount (per investor): $498.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000 in the first week and receive 5% bonus shares.

Early Bird 2: Invest $5,000 in the first week and receive 6% bonus shares.

Early Bird 3: Invest $10,000 in the first week and receive 8% bonus shares

Early Bird 4: Invest $25,000 in the first week and receive 10% bonus shares

Early Bird 5: Invest $50,000 in the first week and receive 12% bonus shares and an Annual Dinner with Leadership

Volume-Based Perks

Tier 1: Invest $1,000 and receive 2% bonus shares.

Tier 2: Invest $5,000 and receive 3% bonus shares.

Tier 3: Invest $10,000 and receive 5% bonus shares.

Tier 4: Invest $25,000 and receive 7% bonus shares.

Tier 5: Invest $50,000 and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Diant Pharma Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $1.88 / share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Diant Pharma Inc. ("DIANT®" or the "Company") is a biopharma solutions company revolutionizing nanotherapy manufacturing by integrating multiple unit operations into a scalable, continuous, and automated process for the encapsulation of nucleic acids, enabling the safe and effective delivery of mRNA vaccines, cell and gene therapies, and other advanced treatments. By addressing inefficiencies in traditional batch manufacturing, DIANT® provides biopharma partners with solutions that improve precision, scalability, and speed—key to meeting the growing demand for advanced drug delivery systems.

DIANT®'s business model is centered around delivering innovative nanoparticle processing solutions through equipment and consumables sales, service agreements, and strategic partnerships / licensing.

Equipment Sales: DIANT® offers a portfolio of nanoparticle encapsulation systems designed for scalability and efficiency:

- LARU Discovery: Benchtop systems optimized for Discovery and early-stage R&D.
- LARU: Benchtop systems designed for early-stage R&D and Product Development.
- PILOT: cGMP-ready systems for clinical-scale production.
- LIFT: Large-scale cGMP systems for commercial manufacturing.

Recurring Revenue from Consumable Kits: DIANT® provides essential consumables required to operate its systems, generating consistent, recurring revenue as customers expand and scale their development and production operations.

Service Agreements:

- Process development and optimization services.
- Equipment customization tailored to specific processes.
- Maintenance and technical support contracts.

Licensing and Strategic Partnerships: DIANT® is actively exploring licensing opportunities and strategic partners to enable broader adoption of its proprietary technology and intellectual property across diverse industries.

Intellectual Property: The Company has entered into an IP licensing agreement with UConn involving an IP portfolio consisting of patents and patent applications that have payment obligations. This includes an up-front payment of $4,500 (previously paid) and an annual license fee of $1,500 until the first sale of the licensed product. Starting in the fourth year, the Company will pay an annual minimum royalty of $12,500, and will also pay a royalty of 3.85% on net sales in regions covered by patent rights, reduced to 2% in regions without coverage. Additionally, milestone payments, ranging from $5,000 to $200,000, will be made upon reaching specific sales targets or net sales thresholds. The Company agrees to reimburse UConn for forward-going costs, from the effective date of the agreement, for PCT applications and all US and non-US patent applications and patents' expenses. All payments are non-refundable and due within specified time frames.

Competitors and Industry

The nanoparticle drug delivery market is experiencing rapid growth, driven by the increasing demand for targeted drug delivery systems, personalized medicine, and the development of novel therapeutic agents, such as mRNA-based vaccines and gene therapies.

Based on various sources*, the nanoparticle drug delivery market has the following average figures:

- Current market size (2023): Approximately $80-$90 billion.

- Compound Annual Growth Rate (CAGR): Estimated between 8% and 10% across different reports.

- Projected market size by 2030: An average value between $160 billion and $190 billion.

*Sources:

- Precedence Research, Nanotechnology Drug Delivery Market Size, Growth, Trends, Regional Analysis, and Forecast 2023-2032.
- Allied Market Research, Nanotechnology Drug Delivery Market by Technology, Application, and End User: Global Opportunity Analysis and Industry Forecast, 2023-2032.
- Mordor Intelligence, Nanotechnology Drug Delivery Market - Growth, Trends, COVID-19 Impact, and Forecasts (2023-2028).

These averages reflect the rapid growth of the market driven by advances in personalized medicine, targeted drug delivery, and the increasing use of nanotechnology in treating chronic diseases like cancer and cardiovascular disorders.

We believe that the nanoparticle encapsulation and lipid nanoparticle (LNP) production markets currently lack a definitive industry leader. While Precision NanoSystems (PNI), acquired by Cytiva, is widely recognized, its solutions are focused on legacy batch processes and lack the advanced features of DIANT. Similarly, Knauer does not provide the benefits of continuous processing and is limited to manufacturing certain mixing platforms.

DIANT Pharma distinguishes itself in these markets by offering significant advantages in production efficiency, scalability, and cost-effectiveness:

1. Continuous Processing: DIANT's platform integrates multiple unit operations into a single, closed system, eliminating the need for holding tanks, manual interventions, and downtime between stages. This approach reduces production time by over 70% and minimizes waste by up to 90%, delivering high-quality nanoparticles with unmatched efficiency.

2. Real-Time Process Control: The incorporation of Process Analytical Technology (PAT) enables real-time, inline monitoring of critical parameters, ensuring consistent nanoparticle quality, including precise control over size and distribution. This level of precision is essential for the production of complex drug formulations, such as mRNA-LNPs and cell and gene therapies.

3. Scalability: DIANT's proprietary Jet technology ensures seamless scalability, allowing production to move from early-stage research (LARU Discovery system) to clinical and commercial-scale manufacturing (LiFT system) without requiring extensive process re-optimization. This scalability reduces development timelines and accelerates time-to-market.

4. Smaller Footprint and Reduced Costs: DIANT's continuous systems require smaller production facilities and less extensive cleanroom infrastructure, resulting in significant cost savings and operational efficiencies compared to batch-based manufacturing methods.

Current Stage and Roadmap

DIANT's full portfolio of systems and its contract development services are commercially available and generating revenue (including recurring revenue from consumables).

DIANT®'s future roadmap includes:

Expanding its product portfolio: Developing new and improved continuous nanoparticle manufacturing systems with advanced features and capabilities.

Expanding into new markets: Targeting new industries beyond biopharmaceuticals, such as veterinary medicine, cosmetics, and diagnostics.

Strategic partnerships: Collaborating with key players in the industry to expand its reach and accelerate the adoption of its technology.

Licensing: Exploring opportunities to license its technology and intellectual property to partners in various industries.

The Team

Officers and Directors

Name: Antonio Costa

Antonio Costa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, and Board Member
  Dates of Service: June, 2019 - Present
  Responsibilities: Antonio Costa, Ph.D. is the chief executive officer of the Company. Dr. Costa brought the technology from concept to commercial product and has successfully completed a Seed Series financing round of over $2.5 million. Dr. Costa focuses on sales/marketing initiatives, product development and fundraising, along with ongoing service contracts. He is currently being paid CT Salary Exempt Employee Minimum of $58,656 with $141,344 currently being deferred for a total compensation of $200K budgeted for 2025.

Other business experience in the past three years:

- Employer: UConn School of Pharmacy
  Title: Assistant Research Professor

Dates of Service: September, 2017 - April, 2024
Responsibilities: Designing a system for the continuous production of liposomal nanoparticles. The process system is fully controlled by custom software and incorporates process analytical technology, such as particle size analysis, combined with statistical models for predictive control of process parameters. • Using quality by design principles, i.e. risk analyses and design of experiment studies to optimize material attributes and process parameters. • Optimizing the active-loading of drug substances in liposomal nanoparticles by designing a continuous processing system.

Name: Bryan Kotlarz

Bryan Kotlarz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: September, 2022 - Present
  Responsibilities: Overall responsibility for the strategic planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting, risk and governance as well as negotiations. He is currently being paid CT Salary Exempt Employee Minimum of $58,656 with $41,344 being deferred for a total compensation of $100K.

Other business experience in the past three years:

- Employer: BK Capital LLC
  Title: President and Chief Investment Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Financial Advisor and overall responsibility for the strategic planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting, risk and governance as well as negotiations.

Name: Abraham Maingi

Abraham Maingi's current primary role is with Inceptor Bio. Abraham Maingi currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Serve as a director for DIANT on behalf of Kineticos Life Sciences, an early investor into DIANT.

Other business experience in the past three years:

- Employer: Inceptor Bio
  Title: Chief Business Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Serves as CBO for biotechnology company focused on reprogramming T cells to cure solid tumors.

Other business experience in the past three years:

- Employer: Kineticos Ventures
  Title: Operating Partner
  Dates of Service: January, 2022 - Present
  Responsibilities: Operating Partner at Kineticos Ventures

Name: Diane Burgess

Diane Burgess's current primary role is with University of Connecticut. Diane Burgess currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2019 - Present

Responsibilities: Board member and co-founder of DIANT Pharma Inc.

Other business experience in the past three years:

- Employer: University of Connecticut
  Title: Distinguished Professor
  Dates of Service: December, 1992 - Present
  Responsibilities: Dr. Burgess received her B.Sc. degree in Pharmacy from the University of Strathclyde, U.K.(1979) and her Ph.D. in Pharmaceutics from the University of London, U.K. (1984). She was a postdoctoral fellow at the Universities of Nottingham, U.K. (1984-1985) and North Carolina (1985). Dr. Burgess joined the faculty at the University of Illinois at Chicago in 1986 as Assistant and then Associate Professor and moved to the University of Connecticut in 1993. She was promoted to Professor in 1999, appointed Board of Trustees Distinguished Professor of Pharmaceutics in 2009, before becoming the Pfizer Distinguished Chair in Pharmaceutical Technology in 2018.

Name: Frank Lis

Frank Lis's current primary role is with Kineticos. Frank Lis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Board Member with Diant Pharma

Other business experience in the past three years:

- Employer: Kineticos
  Title: General Partner
  Dates of Service: March, 2022 - Present
  Responsibilities: General Partner with Kineticos

Name: Maik Jornitz

Maik Jornitz's current primary role is with BioProcess Resources LLC. Maik Jornitz currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO, Board Member, Senior Business Advisor
  Dates of Service: March, 2024 - Present
  Responsibilities: Supports the marketing and sales strategies of DIANT to elevate the visibility in the market and gain a larger distribution globally. Creates marketing, competitive analysis and investor relation materials. He is currently being paid an hourly rate of $125 cash and $125 equity at 25 hours a week for a total compensation of $325,000.

Other business experience in the past three years:

- Employer: G-CON Manufacturing Inc.
  Title: CEO & President
  Dates of Service: August, 2012 - March, 2023
  Responsibilities: I reported to the board of directors (private equity firm) and full P&L responsibility. Managed a team of 300 team members.

Other business experience in the past three years:

- Employer: Sunflower Therapeutics
  Title: Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Attend four board meetings a year and support the sales and marketing efforts when needed.

Other business experience in the past three years:

- Employer: CleanSpace

Title: Advisory Board Member
Dates of Service: July, 2024 - Present
Responsibilities: Support the technical, marketing, sales and collaboration strategies

Other business experience in the past three years:

- Employer: Ori Biotech
  Title: Strategic Advisory Board Member
  Dates of Service: October, 2023 - Present
  Responsibilities: Support the technical and marketing strategies

Other business experience in the past three years:

- Employer: Bondwell
  Title: Technical Advisory Board Member
  Dates of Service: October, 2017 - Present
  Responsibilities: Support the technical strategies and product developments

Other business experience in the past three years:

- Employer: BioProcess Resources LLC
  Title: Principal Consultant & Founder
  Dates of Service: May, 2007 - Present
  Responsibilities: I am the principal consultant and founder of the organization

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed Preferred Stock in the amount of up to $1,234,998.18 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational service or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series Seed-2 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history and limited market penetration. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever become profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. If other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology providers or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including without limitation changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are an early-stage company and have not generated year-to-year profits.
DIANT Pharma Inc. was formed on July 02, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Diant Pharma Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Antonio Costa	2,600,000	Common Stock	31.52%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 656,914 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 10,816,000 with a total of 6,630,082 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 628,065 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,315,600 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 240,704 shares to be issued pursuant to outstanding warrants.

Series Seed Preferred Stock

The amount of security authorized is 2,921,887 with a total of 1,658,332 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The corporation cannot declare or set aside dividends on any capital stock class other than Common Stock unless Preferred Stockholders receive a dividend equal to the dividend amount distributed on Common Stock. For dividends on Common Stock, the Preferred Stock dividend should match what would be payable if all shares were converted into Common Stock. This ensures that Preferred Stockholders receive an equivalent benefit based on their holdings.

Liquidation. In the event of liquidation or dissolution, Preferred Stockholders are entitled to receive payment from the corporation's assets before Common Stockholders. This payment will be the greater of the original issue price plus unpaid dividends or the equivalent value if the Preferred Stock were converted to Common Stock. If the corporation's assets are insufficient to pay the full entitlement, Preferred Stockholders will share proportionately based on their holdings.

Series Seed-1 Preferred Stock

The amount of security authorized is 218,355 with a total of 200,871 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The corporation cannot declare or set aside dividends on any capital stock class other than Common Stock unless Preferred Stockholders receive a dividend equal to the dividend amount distributed on Common Stock. For dividends on Common Stock, the Preferred Stock dividend should match what would be payable if all shares were converted into Common Stock. This ensures that Preferred Stockholders receive an equivalent benefit based on their holdings.

Liquidation. In the event of liquidation or dissolution, Preferred Stockholders are entitled to receive payment from the corporation's assets before Common Stockholders. This payment will be the greater of the original issue price plus unpaid dividends or the equivalent value if the Preferred Stock were converted to Common Stock. If the corporation's assets are insufficient to pay the full entitlement, Preferred Stockholders will share proportionately based on their holdings.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

Dividends. The corporation cannot declare or set aside dividends on any capital stock class other than Common Stock unless Preferred Stockholders receive a dividend equal to the dividend amount distributed on Common Stock. For dividends on Common Stock, the Preferred Stock dividend should match what would be payable if all shares were converted into Common Stock. This ensures that Preferred Stockholders receive an equivalent benefit based on their holdings.

Liquidation. In the event of liquidation or dissolution, Preferred Stockholders are entitled to receive payment from the corporation's assets before Common Stockholders. This payment will be the greater of the original issue price plus unpaid dividends or the equivalent value if the Preferred Stock were converted to Common Stock. If the corporation's assets are insufficient to pay the full entitlement, Preferred Stockholders will share proportionately based on their holdings.

What it means to be a minority holder

As a minority holder of Series Seed-2 Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,553,997.15
  Number of Securities Sold: 1,658,332
  Use of proceeds: Supported 1.5-year runway, Product Development and support to launch new products (currently offering four product lines), Company Infrastructure build-out, Headquarter renovation and equipment purchases (CAPEX), New Hires/Employee Expansion (Sales Engineer, Scientist LII, Marketing Manager, and CTO)
  Date: March 27, 2023
  Offering exemption relied upon: 506(b)

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 200,871
  Use of proceeds: Securities for this round included convertible notes. Shares were issued at a share price of $1.16. Use of proceeds supported those stated in the Series Seed Preferred Round.
  Date: January 20, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $1,768,135 compared to $540,057 in fiscal year 2022.

We fostered stronger customer relationships and business growth, resulting in a year-over-year increase in both equipment and services.

Cost of Revenue

Cost of Revenue for fiscal year 2023 was $788,342 compared to $398,929 in fiscal year 2022.

Additional cost of goods due to the increased equipment and services

Gross Profit

Gross Profit for fiscal year 2023 was $979,793 compared to $141,128 in fiscal year 2022.

Increased Sales and Services revenue. In 2023 we recognized revenue from the sale of our LiFT system.

Expenses

Expenses for fiscal year 2023 were $1,157,860 compared to $412,495 in fiscal year 2022.

We added to staff and operations to support the additional equipment and services for our customers

Historical results and cash flows:

The Company is currently in the growth and initial production phase and has begun generating revenue. However, we believe that historical cash flows are not reflective of the future revenue and cash flow potential due to our early stage of market adoption and penetration. To date, cash flows have been primarily derived from product sales, seed funding, revenues from equipment and services, and government grants. Moving forward, our focus is on expanding market share and driving adoption of our technology, which are expected to result in increased revenue from equipment sales, consumables, and services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources in the form of $48,189.95 cash on hand at Liberty Bank (as of 12/31/24), $19,556.49 at Bank of America (as of 12/31/24), 143,726.00 in our Accounts Receivable (as of 12/31/24), existing SBA lines of credit of $350,000, and an American Express line of credit of $99,500.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

DIANT currently has revenue. The funds of this campaign are to supplement revenue and grow the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum of $124,000 will allow the Company to operate for an estimated three additional months.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal would support the Company for a minimum of 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

DIANT is considering raising up to a goal of $5 million. We will consider future raises that include VCs, angel investors and strategic investors. Additional funds may come in as convertible notes.

Indebtedness

- Creditor: Liberty Bank
  Amount Owed: $122,752.43
  Interest Rate: 4.0%
  Maturity Date: December 31, 2041
  Mortgage for building/land (DIANT Headquarters) to be paid monthly with a minimum monthly payment of $828 .

- Creditor: American Express Business Line of Credit
  Amount Owed: $26,500.00
  Interest Rate: 6.0%
  Amount Owed is $25,000 (Repayment Amount of $26,500.00). 12-Months Term, no early payment fees. COGS and general operating expenses.

- Creditor: Employee Salaries
  Amount Owed: $384,066.00
  Interest Rate: 0.0%
  The Company and certain employees have agreed to defer compensation due to such employees, in the aggregate amount of $384,066 as of 11/24/2024, until the Company has sufficient funds to pay such deferred compensation.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,959,855.80

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (8,489,285 shares) includes 6,304,916 shares issued, 628,065 shares to be issued pursuant to stock options issued, 1,315,600 shares to be issued pursuant to stock options, reserved but unissued, and 240,704 shares to be issued pursuant to outstanding warrants.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  13.0%
  Purchase and stock inventory on one or more LARU Discovery R&D units.

- Operations
  69.5%
  Sales and Marketing campaigns, Expansion of global partnerships on distribution and services, IP Expansion/Coverage

If we raise the over allotment amount of $1,234,998.32, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Operations
  63.0%
  Sales and Marketing campaigns, Expansion of global partnerships on distribution and services, Personnel/New hires - VP Business Development, Project Manager, IP Expansion/Coverage, DIANT single-use product line (consumable) expansion. GEN II/III product upgrades, Case Studies on nanoparticles (physicochemical characterization and modeling).

- Inventory
  12.0%
  Purchase and stock inventory on one or more R&D units and consumable kits.

- CAPEX
  18.5%
  DIANT sp2TFF product build-out, New sensor integration, Small part fabrication tools and infrastructure upgrade for in-house component production to reduce lead times.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.diantpharma.com (diantpharma.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/diant-pharma

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Diant Pharma Inc.

[See attached]

Diant Pharma Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Diant Pharma Inc. Management

We have reviewed the accompanying financial statements of Diant Pharma Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 6, 2024

DIANT PHARMA INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	543,837	1,330,761
Accounts Receivable	132,526	64,811
Inventory	360,698	332,348
Other Current Assets	15,333	16,074
Total Current Assets	**1,052,394**	**1,743,994**
Non-Current Assets:		
Fixed Assets	1,152,235	631,475
Other Non Current Assets	5,448	3,636
Total Non-Current Assets	**1,157,683**	**635,111**
TOTAL ASSETS	**2,210,077**	**2,379,105**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable and Accruals	106,621	179,386
Credit Card Payable	7,593	7,662
Notes Payable - Current	4,496	132,908
Total Current Liabilities	**118,710**	**319,956**
Non-Current Liability:		
Notes Payable - Non Current	122,445	136,575
Total Non-Current Liability	**122,445**	**136,575**
TOTAL LIABILITIES	**241,155**	**456,531**
EQUITY		
Common Stock	44	44
Seed Funding: Preferred Stock	19	16
Additional Paid In Capital	2,561,570	2,192,211
Retained Earnings	(592,711)	(269,697)
TOTAL EQUITY	**1,968,922**	**1,922,574**
TOTAL LIABILITIES AND EQUITY	**2,210,077**	**2,379,105**

See Accompanying Notes to these Unaudited Financial Statements

DIANT PHARMA INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenue	**1,768,135**	**540,057**
Cost of Goods Sold	788,342	398,929
Gross Profit	**979,793**	**141,128**
Operating Expenses		
Sales and Marketing Expense	37,025	15,682
Salaries Expense	810,438	260,890
Professional Fees	151,426	48,362
Research and Development Expense	61,630	4,911
Taxes and Licenses	7,967	17,864
General and Administrative Expense	89,374	64,786
Total Operating Expenses	**1,157,860**	**412,495**
Total Loss from Operations	**(178,067)**	**(271,367)**
Other Income (Expense)		
Other Income	5,315	3,857
Interest Expense	6,127	18,494
Total Other Income (Expense)	**(812)**	**(14,637)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(178,879)**	**(286,004)**
Depreciation Expense	144,134	36,237
Net loss	**(323,013)**	**(322,241)**

See Accompanying Notes to these Unaudited Financial Statements

DIANT PHARMA INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Seed Funding: Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	4,445,713	44	-	-	4,956	52,544	57,544
Issuance of Common Stock	-	-	-	-	-	-	-
Seed Funding of Preferred Stock	-	-	1,582,424	16	-	-	16
Additional Paid in Capital	-	-	-	-	2,187,255	-	2,187,255
Net loss	-	-	-	-	-	(322,241)	(322,241)
Ending balance at 12/31/22	4,445,713	44	1,582,424	16	2,192,211	(269,697)	1,922,574
Issuance of Common Stock	-	-	-	-	-	-	-
Seed Funding of Preferred Stock	-	-	276,779	3	-	-	3
Additional Paid in Capital	-	-	-	-	369,359	-	369,359
Net loss	-	-	-	-	-	(323,013)	(323,013)
Ending balance at 12/31/23	**4,445,713**	**44**	**1,859,203**	**19**	**2,561,570**	**(592,711)**	**1,968,922**

See Accompanying Notes to these Unaudited Financial Statements

DIANT PHARMA INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(323,013)	(322,241)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	144,134	36,237
(Increase) Decrease in Assets:		
Accounts Receivable	(67,715)	(64,811)
Inventory	(28,350)	(332,348)
Other Assets	(1,071)	(19,710)
Increase (Decrease) in Liabilities:		
Accounts Payable and Accruals	(72,766)	179,387
Credit Card Payable	(69)	6,596
Total Adjustments to Reconcile Net Loss to Net Cash provided by operations	(25,837)	(194,649)
Net Cash used in Operating Activities	**(348,850)**	**(516,890)**
CASH FLOWS FROM AN INVESTING ACTIVITY		
Purchase of Fixed Assets	(664,894)	(462,561)
Net Cash used in an Investing Activity	**(664,894)**	**(462,561)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to) Notes Payable	(142,542)	33,483
Seed Funding - Net of cost	369,362	2,187,271
Net Cash provided by Financing Activities	**226,820**	**2,220,754**
Cash at the beginning of period	1,330,761	89,459
Net Cash increase (decrease) for period	(786,924)	1,241,303
Cash at end of period	**543,837**	**1,330,761**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Diant Pharma, Inc. (the "Company") was formed in Delaware on July 2, 2019. DIANT offers breakthrough nanoparticle processing tools and services for a large variety of particle modalities. DIANT Pharma's system for continuous production overcomes the challenges of traditional batch processes by providing better control, scalability, real-time monitoring and feedback, regulatory acceptance, reduction in unit operations, and high quality outputs. The Company's proprietary continuous manufacturing system for nanoparticles has a widest array of applications within the biopharmaceutical and Cell/Gene Therapy industry. Diant has generated revenue through equipment sale, equipment upgrades, consumables and services exclusively using their technology. The Company's headquarters is in Manchester, Connecticut. They serve a global customer and client base.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $543,837 and $1,330,761 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Accounts Receivable of the Company were $132,526 and $64,811 as of December 31, 2023 and December 31, 2022, respectively.

Inventory

Inventory consisted primarily of work in progress inventories. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 were $360,698 and $332,348, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Building	39	170,000	170,000
Building Improvements	15	296,614	32,392
Computer and Office Equipment	5	33,399	23,791
Furniture and Equipment	7	175,924	174,666
Lab Equipment	7	656,634	266,862
Less : Accumulated Depreciation		(180,337)	(36,237)
Totals		**1,152,235**	**631,475**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling equipment and consumables, equipment upgrades and providing services to its customers which includes product development services, feasibility services and maintenance contracts. The Company's payments are generally collected in advance for the deposits for equipment sales and collected the remaining balance upon delivery of the equipment. For services, payments are collected after the rendering of the service. The Company's primary performance obligation is to deliver the equipment to its customers and provide the service.

Sales and Marketing Expenses

Sales and marketing expenses associated with marketing the Company's products and services are expensed as costs are incurred.

Salaries Expenses

Employee related expenses such as salaries, health insurance, payroll taxes, reimbursements and other costs incurred for employees.

Professional Expenses

These are fees paid to third party service providers outsourced by the Company. It includes the following professionals: consultants, legal and accounting services.

General and Administrative

General and administrative expenses consist of small value expenses incurred that are necessary in running the operations of the business. These include Company insurance, office supplies, subscriptions, utilities and various expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. The management determined that the fair value of the stocks is lower compared to the exercise price of the stocks resulting in $0 intrinsic value resulting in no stock option expense for both 2023 and 2022.

Summary of Options Exercisable

	Total Options	Weighted Average Intrinsic Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	410,000	-	-
Granted	202,599	-	-
Exercised	-	-	-
Expired/canceled	-	-	-
Total options outstanding, December 31, 2022	612,599	-	-
Granted	15,466	-	-
Exercised	-	-	-
Expired/canceled	-	-	-
Total options outstanding, December 31, 2023	628,065	-	-
Options exercisable, December 31, 2023	**628,065**	**-**	**-**

Summary of Nonvested Options

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	237,083	-
Granted	202,599	-
Vested	(163,244)	-
Forfeited	-	-
Nonvested options, December 31, 2022	276,438	-
Granted	15,466	-
Vested	(127,902)	-
Forfeited	-	-
Nonvested options, December 31, 2023	**164,002**	**-**

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - In October 2021, the Company entered into a convertible note agreement with Connecticut Innovations for the purpose of funding operations. The interest on the notes was 8%. The amounts are to be repaid two years from the date of loan. The holder has the option to have all of the outstanding balances, principal and accrued interest, be converted into fully paid and non-assessable shares/units in the event of qualified financing at a 25% discount. The note was fully converted into an equity instrument in 2023.

Loans - In 2021 the company entered into a loan agreement for a principal amount of $136,000 having an interest rate of 4% to be paid monthly with a minimum monthly payment of $828 payable in 20 years. The loans have balances of $126,941 and $131,492 as of December 31, 2023 and December 31, 2022.

- In August 2022, the Company obtained a loan from a bank for $45,000 with an interest rate of 5.35% and was due in 12 months from the date of the loan. The balance of this loan was $0 and $28,412 as of December 31, 2023 and 2022, respectively.

NOTE 6 – EQUITY

Common Stock
The Company has authorized 9,816,000 of common shares with a par value of $0.00001 per share. 4,415,713 shares were issued and outstanding as of December 31, 2023 and December 31, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock
The Company has authorized 3,140,242 of preferred shares with a par value of $0.00001 per share. 1,859,203 and 1,582,424 shares were issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series seed preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Each share of Preferred Stock shall be convertible, at the option of the holder thereof at any time and without the payment of additional consideration.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Tomorrow's Cures, Delivered Today

DIANT® Pharma is a Biopharma solutions company advancing nanotherapy manufacturing. Our technology integrates multiple unit operations into a scalable, continuous, and automated process for the encapsulation of advanced medicines. This enables precise delivery, enhanced stability, and controlled release across diverse applications, including nucleic acid-based vaccines and therapies, small-molecule anti-cancer drugs, controlled-release peptides, and antibodies for autoimmune diseases. Alongside our innovative technology, DIANT® provides contract development services to help biotech partners optimize and scale production for a wide range of therapeutic applications.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DIANT®
Delivering Best-In-Class
Nanoparticles

$277,241.94 Raised

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$1.88 Per Share

RAISED	INVESTORS
$277,241.94	37
MIN INVEST	**VALUATION**
$498.20	$15.96M

REASONS TO INVEST

- Industry Success: $3.2M+ revenue since 2021, FDA purchase of a DIANT LIFT system for its continuous manufacturing initiatives and testing,* and strategically positioned for potential continued growth.
- Disruptive and Efficient: Integrating multiple unit operations into a continuous process has the potential to reduce production steps by up to 70% and batches per year by up to 92%**, driving exceptional efficiency.
- Sustainable and Flexible: DIANT's platform reduces waste, downtime, and manual interventions, delivering scalable, high-quality nanoparticles for RNA vaccines & cancer therapies.

**The U.S. FDA's purchase of a DIANT LIFT system is for research and evaluation purposes as part of its continuous manufacturing initiatives. This purchase does not imply FDA endorsement, regulatory validation, or mandated use of DIANT Pharma's technology.*
***These reductions are based on a theoretical calculation of a traditional batch manufacturing approach compared to the DIANT manufacturing process and may vary depending on the type of nanoparticle being processed and specific conditions.*

TEAM



Antonio Costa • CEO, Founder, and Board Member

•Inventor and Expert of DIANT®'s core technology
•Led concept-to-commercial product development
•Secured over $2.5M Seed financing

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Bryan Kotlarz • CFO

• President, Chief Investment Officer BK Capital, LLC
• VP, Priv. Clients Invest., TD

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Maik Jornitz • COO & Board Member

• Founder, Bioprocess Resources
• CEO, G-CON Manufacturing
• SVP, Sartorius Stedim

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Abraham Maingi • Board Member

• VP of Business Operations at Inceptor Bio
• Partner, Kineticos Ventures

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Diane Burgess • Board Member

• Co-Founder of DIANT®
• Distinguished professor, UConn, Pharm. Sciences

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Frank Lis • Board Member

• CEO, Kineticos Ventures
• President of Sharp Clinical Services
• VP and GM at Catalent

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THE OPPORTUNITY

From Discovery to Delivery: Transforming Biopharma with Every Particle

Manufacturing bottlenecks and inefficiencies in drug delivery delay life-saving therapies. DIANT Pharma is solving this with a fully automated, continuous manufacturing platform—designed to reduce costs and accelerate production for RNA vaccines, gene therapies, and cancer treatments.


DIANT Solutions Fully Address Industry Needs
LARU
PiLOT
Discovery/ R&D
R&D/ Product Development
Clinical Phase (1/2/3/Pivotal)
Commercial Manufacturing

Services

Product Development Services

- Short-term or long-term
- Based on SOW

Maintenance Services

- Annual agreements

Equipment Customization

- PAT integration
- System fluid flow modifications

Consumables

Recurring Revenue Stream

- **Upstream:** Multiple single-use 2D bags, connectors and tubing sets
- **Downstream:** Single-pass TFF cassettes, single-use 2D bags, connectors and tubing sets

Single-Use Product Lines

- Single-use modules for each stage
- Gamma-irradiated tubing sets
- Proprietary components

00:47

DIANT® Pharma's groundbreaking technology integrates over five unit operations into a continuous and automated manufacturing process with real-time in-line monitoring for high precision and control. The core mixing technology is retained throughout the entire product portfolio, ensuring linear scalability from discovery through commercial manufacturing. By reducing the number of batches, materials, and processing steps, DIANT's solution has the ability to significantly lower operational costs and environmental impact to deliver consistent and high-quality nanoparticles. DIANT is actively establishing a robust global supply chain, providing consumables, maintenance, and system services to its biopharma partners worldwide, while ensuring GMP compliance and sustained operational excellence.

The systems are assembled, manufactured, and tested in the United States, to uphold high standards of quality, regulatory compliance, and supply chain security while reducing reliance on foreign manufacturing to mitigate risks and ensure uninterrupted support for biopharma partners.

COMPETITIVE LANDSCAPE



Competitive Landscape
DIANT
Competitor
1
2
3
4
5
Continuous Process
Scalability*
Integration of DSP**
In-line Monitoring
Automation
Speed to Market
Temperature Control
Market Penetration

* includes commercial and large-scale vaccine manufacturing
** downstream processing: TFF and filtration

THE MARKET

Increasing demand for Vaccines and Therapeutics has created a major capacity challenge

As of August 12, 2024, approximately 13.72 billion COVID-19 vaccine doses have been administered globally. In the United States, about 270 million people, or 81% of the population, have received at least one dose, with 70% fully vaccinated.

mRNA-encoded Protein Therapies | **Personalized & Off-the Shelf Cancer Vaccines** | **Infectious Disease Vaccines (COVID19, etc.)**



Nanoparticle Drug Delivery Market Size ($Bil)
200
180
160
140
120
100
80
60
40
20
0
85
175
9%
CAGR
2023
2030
Market Size ($Bil)

**Market sizes are internal estimates by the Company based on averages of figures from Precedence Research, Allied Market Research, and Mordor Intelligence, which are subject to change due to economic, regulatory, technological, or other factors.*

The pharmaceutical industry faces growing challenges, including increasing demand for advanced drug delivery systems such as lipid nanoparticles (LNPs), polymer-based carriers, and other novel excipients that are essential for delivering advanced medicines to patients. Inefficiencies in traditional batch manufacturing and the need for greater precision are increasing, while scalable, automated solutions for high-cost therapeutics are more critical than ever. As the world braces for future pandemics and supply chain disruptions, DIANT® Pharma's continuous manufacturing technology and Contract Development Services offer efficient, scalable solutions for a wide range of nanoparticle-based therapies.

ABOUT

HEADQUARTERS
130 Utopia Road, Unit 12
Manchester, CT 06042

WEBSITE
View Site

DIANT® Pharma is a Biopharma solutions company advancing nanotherapy manufacturing. Our technology integrates multiple unit operations into a scalable, continuous, and automated process for the encapsulation of advanced medicines. This enables precise delivery, enhanced stability, and controlled release across diverse applications, including nucleic acid-based vaccines and therapies, small-molecule anti-cancer drugs, controlled-release peptides, and antibodies for autoimmune diseases. Alongside our innovative technology, DIANT® provides contract development services to help biotech partners optimize and scale production for a wide range of therapeutic applications.

TERMS

Diant Pharma

Overview

PRICE PER SHARE
$1.88

VALUATION
$15.96M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$498.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.32

SHARES OFFERED
Series Seed-2 Preferred Stock

MIN NUMBER OF SHARES OFFERED
10,638

MAX NUMBER OF SHARES OFFERED
656,914

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,210,077	$2,379,105
Cash & Cash Equivalents	$543,837	$1,330,761
Accounts Receivable	$132,526	$64,811
Short-Term Debt	$118,710	$319,956
Long-Term Debt	$122,445	$136,575
Revenue & Sales	$1,768,135	$540,057
Costs of Goods Sold	$788,342	$398,929
Taxes Paid	$0	$0
Net Income	-$323,013	-$322,241

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000 in the first week and receive 5% bonus shares.

Early Bird 2: Invest $5,000 in the first week and receive 6% bonus shares.

Early Bird 3: Invest $10,000 in the first week and receive 8% bonus shares

Early Bird 4: Invest $25,000 in the first week and receive 10% bonus shares

Early Bird 5: Invest $50,000 in the first week and receive 12% bonus shares and an Annual Dinner with Leadership

Volume-Based Perks

Tier 1: Invest $1,000 and receive 2% bonus shares.

Tier 2: Invest $5,000 and receive 3% bonus shares.

Tier 3: Invest $10,000 and receive 5% bonus shares.

Tier 4: Invest $25,000 and receive 7% bonus shares.

Tier 5: Invest $50,000 and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Diant Pharma Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $1.88 / share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1
Invest $1,000 and receive 2% bonus shares.

$5,000
Tier 2
Invest $5,000 and receive 3% bonus shares.

Select

Select

$10,000

Tier 3

Invest $10,000 and receive 5% bonus shares.

Select

$25,000

Tier 4

Invest $25,000 and receive 7% bonus shares.

Select

$50,000

Tier 5

Invest $50,000 and receive 10% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

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BS

Brian SMOLENS

a month ago

Inro video is not working.

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TC

Tony Costa

Diant Pharma • a month ago

Hello Brian, StartEngine has been made aware and they are working on it! Please check out www.diantpharma.com for more detailed information on our technology and company!

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JO

Justin Olson
2 months ago

Could you please help me understand what you see as the near term and long term market opportunities for DIANT (and their sizes)?
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TC

Tony Costa
Diant Pharma • a month ago

Hello Justin,

DIANT Pharma's technology is strategically positioned to capitalize on both short-term and long-term market opportunities in the biopharmaceutical sector.
Short-Term Opportunities: Currently, therapeutic modalities such as mRNA-based vaccines, ADC and chemotherapies and gene-editing therapies rely on encapsulation to ensure stability, protect active components, and enable targeted delivery.
Long-Term Opportunities: Emerging therapies, including personalized medicine/ anti-cancer vaccines, regenerative medicines, and RNA-based treatments for chronic and rare diseases, are expected to become more prevalent over the next 5-10 years.
DIANT provides the systems and services necessary for efficient, scalable production of these encapsulated drugs, meeting the immediate needs of biopharma companies striving to bring these therapies to market.
The global nanotechnology drug delivery market, which encompasses encapsulation technologies, was valued at USD 79.5 billion in 2022 and is projected to reach USD 153.0 billion by 2030, growing at a compound annual growth rate (CAGR) of 8.7%. (Source: https://www.kbvresearch.com/nanotechnology-drug-delivery-market/)
In addition, DIANT's mixing technology is also reviewed for other mixing purposes for example small molecule drug compounding, buffers and chemical synthesis. These applications create a much large market opportunity for DIANT in future.
-Tony Costa, CEO
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0

JA

Jason Arnold
2 months ago

Great work on the YOY revenue increase and adoption by the FDA!

What is your potential roadmap to profitability and when could this be potentially anticipated?

Thank you!
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TC

Tony Costa
Diant Pharma • a month ago

Hello Jason,

DIANT Pharma's roadmap to profitability includes:
1. Strengthening Sales and Marketing to Increase Market Penetration: We are enhancing our sales and marketing efforts to capitalize on over 100 mid-to-late-stage opportunities in our pipeline. These efforts are aimed at accelerating customer acquisition and revenue growth. Additionally, our new LARU Discovery Unit enables us to establish relationships with early-stage biotech companies and academic institutions, fostering scalable, long-term collaborations.
2. Expanding Contract Services and Recurring Revenue: Our contract services have grown YOY, as clients rely on us for proof-of-concept work. These services create follow-on opportunities for service contracts and equipment sales. Additionally, our consumables, maintenance, and system support provide a reliable recurring revenue stream.
3. Introducing Cutting-Edge Solutions: The biopharma industry increasingly values advanced process controls to meet critical quality attributes to avoid any adverse effects and patient safety concerns. DIANT's unique nanoparticle manufacturing equipment offers in-line process analysis and control, ensuring precision and quality. With these controls we are also able to optimize any nanoparticle processing application, especially required for our continuous processing capability. Furthermore, the recently launched LARU Discovery has been well-received and serves as a bridge to future sales of commercial manufacturing systems. In addition, DIANT's mixing technology is also reviewed by research organizations for other mixing purposes, for example small molecule compounding, which opens a much broader market for us.
4. Scaling Operations and Strategic Partnerships: By collaborating with biopharma leaders and investing in automation and process optimization, we aim to scale production efficiently, reduce costs, and enhance profit margins. Our continuous process, utilized with our partners will enable the processing of nanoparticles all the way to the bulk drug substance stage.

We anticipate reaching profitability latest in 2 years, supported by the growth in mRNA vaccines, ADCs and chemotherapies and viral vector replacements, along with DIANT's unique positioning in the market to deliver cost-effective, scalable, and high-quality nanoparticle manufacturing solutions.

Thank you!

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Zachary Stahlhut
2 months ago

Hi Tony, I’m Zac Stahlhut with D3VC, a venture fund specializing in equity crowdfunding investments. I have a few questions as we evaluate your offering: Your revenue growth from $540k to $1.7m year-over-year is remarkable—could you provide insight into the key drivers behind this increase and the sources of these revenues? Additionally, could you clarify what “platform adoption by the FDA” entails and whether your device is fully qualified for FDA-approved processes? Lastly, I’d appreciate understanding the strategic rationale behind choosing regulation crowdfunding over traditional venture capital. Thank you, and I look forward to your insights!

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Tony Costa
Diant Pharma • 2 months ago

Hello Zac, Thank you for the interest and great points.
Please see answers below.
(1) Could you provide insight into the key drivers behind this increase and the sources of these revenues?
Year-on-year we increased our contract services, as we found that our clients like to use our services for proof-of-concept work. These services create follow-on sales opportunities in service contracts and equipment.
Moreover, the industry is starting to realize that to meet critical quality attributes, they must have advanced process controls and DIANT has a unique nanoparticle equipment to both analyze and control the process inline. In addition, we launched at the end of last year a benchtop system for R&D that has been well accepted and is another bridge for us to sell our commercial manufacturing systems.

(2) On - “platform adoption by the FDA” entails and whether your device is fully qualified for FDA-approved processes?
The U.S. FDA purchased a DIANT LIFT system for their continuous manufacturing initiatives and testing. We feel this is a great achievement to have been selected as one of many companies that now has equipment at the FDA. For DIANT, it created the opportunity to show that our equipment is fit for regulated processes.

(3) The strategic rationale behind choosing regulation crowdfunding over traditional venture capital.
The reason is twofold; the venture capital investment sector has not been very active and supportive over the last year and we had a multitude of enquiries by private investors who are interested and believe in the DIANT technology. Since we want to grow the company rapidly we were unable to wait for the VC situation to improve.

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Timothy Alvarez
2 months ago

Hello, I am very interested in your company. I do have some questions regarding your business.

1. How quickly can you deploy your resources?
2. How is your employee retention rate?
3. What are your current liabilities?
4. How will you keep investors up to date with the price of their shares for example, the price of the company's shares increased.
5. How do you plan to stay ahead of your competitors?
6. Are there any road blocks you think you may encounter in the future?
7. Are you currently in talk with hospitals or pharmacies to use your services?
8. What is your business plan to use the money raised on here?

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Tony Costa
Diant Pharma • 2 months ago

Hello Timothy, we thank you for your interest in DIANT and we have responded to your questions below - please reach out if you have any further questions!

1. How quickly can you deploy your resources?
We can rapidly deploy our resources as soon as a project inquiry is received. Once the need for our services or systems is assessed, we ensure a streamlined and efficient process to initiate the project.

2. How is your employee retention rate?
We are a highly skilled and experienced small team with a 100% retention rate.

3. What are your current liabilities?
DIANT's liabilities are aligned with our growth stage and operational needs. For detailed information, we encourage you to review our financials outlined in Form C.

4. How will you keep investors up to date with the price of their shares for example, the price of the company's shares increased.
We will provide updates on share value and overall company performance through StartEngine's quarterly updates. Additionally, we welcome any investor inquiries via email at investors-startengine@diantpharma.com.

5. How do you plan to stay ahead of your competitors?
DIANT's continuous and automated manufacturing process with real-time in-line monitoring ensures high precision and control, setting us apart from competitors. We continue to innovate with products like the LARU Discovery for early-stage R&D, while expanding global partnerships and introducing sustainable single-use components to further enhance our competitive edge.

6. Are there any road-blocks you think you may encounter in the future?
Like any company, DIANT Pharma anticipates potential challenges, including global factors beyond our control. However, with proactive strategies, an experienced leadership team, and a commitment to innovation, we are well-prepared to navigate these obstacles and drive sustainable growth.

7. Are you currently in talk with hospitals or pharmacies to use your services?
We are preparing, through collaborations and federal resources, for a future where manufacturing near or at hospitals for personalized medicine and distributed manufacturing becomes standard practice.

8. What is your business plan to use the money raised on here?
Our Form C provides a detailed breakdown of how we plan to allocate the raised funds, with a primary focus on expanding our Sales and Marketing efforts.
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W Kim Colich
3 months ago

Hi, Interesting. Can you please tell a little bit about your IP portfolio? Thanks. Blessings
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TC

Tony Costa
Diant Pharma • 3 months ago

Hello W Kim, the IP currently consists of 2 granted patents (PCT/US) and 2 patent applications at various stages in PCT/ US filings, with other patent applications pending submission and/or pending licensing. Our IP covers our technology from nanoparticle formation to downstream process integration. Happy to discuss in more detail if you have any questions. -Tony (CEO/Board Chair)
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

I'm Tony Costa, CEO and Founder of DIANT Pharma.

DIANT's proprietary turbulent jet technology generates a very uniform mixing environment that allows us to efficiently produce nanoparticles.

We do this in a continuous closed-loop system that operates also in a single-pass mode with multiple downstream operations.

Our ethanol injection process can run from about a few milliliters a minute up to 20 liters per minute.

The particle size range that we can cover is from roughly 5 nanometers in diameter and even up to 1000 nanometers.

PAT is Process Analytical Technologies that we integrate into our system so there are various tools that we can use.

This gives you real-time feedback and enables you to understand the process while it's happening.

The Nanoflow sizer by in process LSP enables in-line and online monitoring of the particle size and ultimately gives us much better control of the overall process.

The DIANT systems are customizable and we have multiple downstream unit operations that can be included.

The DIANT 2 TFF system is specifically designed for buffer exchange and also in-line concentration.

Another downstream module that we offer is for internal external modification.

This can be used to, for example, PEGylate the outside of the nanoparticle for targeting moieties that we can add and also for internal modification.

At DIANT, we can help with many types of nanoparticle formulations.

So we can help from product development all the way through commercial manufacturing.

Also, we can work with your CDMO or you can use one of our partner CDMOs for your clinical or commercial LNP supply.

Embedded Video

DIANT efficiently forms LNPs in a single closed system. Proprietary Turbulent Jet Mixing Technology optimizes production speed and particle uniformity. Built-in PAT supports precise particle size and quality control throughout DIANT's continuous and scalable process. Particles are concentrated in the SP2 TFF module. Then, complete the closed loop process in the internal external modification module, enabling conjugation for precise tissue targeting. DIANT. Revolutionizing LNP manufacturing.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:13 PM 03/06/2025
FILED 01:13 PM 03/06/2025
SR 20250950981 - File Number 7497125

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DIANT PHARMA INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Diant Pharma Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Diant Pharma Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 2, 2019.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Diant Pharma Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,816,000shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 4,140,242 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,921,887 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", 218,355 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", and 1,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. Unless otherwise noted, references to "Preferred Stock" mean the Series Seed Preferred Stock, Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock. Unless otherwise noted, references to "Voting Preferred Stock" mean the Series Seed Preferred Stock and Series Seed-1 Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, (i) with respect to the Series Seed Preferred Stock, $1.5401 per share, (ii) with respect to the Series Seed-1 Preferred Stock, $1.1551 per share, and (iii) with respect to the Series Seed-2 Preferred Stock, $1.88 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting as a single class (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 2.3.2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock, other than the Series Seed-2 Preferred Stock, shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. The Series Seed-2 Preferred Stock shall be non-voting, and shall not have the right to vote on any matters except as explicitly required by law.

3.2 Election of Directors. The holders of record of the shares of Voting Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (each, a "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Voting Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Voting Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Voting Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. At any time when shares of Voting Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Voting Preferred Stock;

3.3.3 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Voting Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Voting Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Voting Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Voting Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of at least one Preferred Director;

3.3.5 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.6 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000 (other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course), unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director:

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to each Series of Preferred Stock shall initially be equal to the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the date the first share of Series Seed Preferred Stock was issued (the "**Original Issue Date**"), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of

Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue

Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $4.6203 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of at least one Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the

Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Voting Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of one Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated as of September 19, 2022, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the shares of Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 26th day of February, 2025.

DocuSigned by:

By: 032CB9E77854418...

Antonio P. Costa, CEO and Secretary